Exhibit (a)(2)

November 16, 2015

Dear Stockholder:

On behalf of the board of directors of HomeAway, Inc., I am pleased to inform you that on November 4, 2015, HomeAway agreed to be acquired by Expedia, Inc., pursuant to the terms of an Agreement and Plan of Reorganization (the “transaction agreement”) by and among HomeAway, Expedia and HMS 1 Inc., a direct wholly owned subsidiary of Expedia (the “Offeror”). The Offeror has today commenced an offer to exchange each outstanding share of common stock of HomeAway (a “HomeAway share”) for:

•	$10.15 in cash; and

•	0.2065 of a validly issued, fully paid and non-assessable share of common stock, $0.0001 par value per share, of Expedia, plus cash in lieu of any fractional shares;

in each case, without interest and less any applicable withholding taxes.

The foregoing consideration is referred to as the “offer consideration” or the “transaction consideration.”

After successful completion of the offer, the Offeror will be merged with and into HomeAway (the “first merger”), with HomeAway surviving the first merger, and any shares not exchanged in the offer will be converted into the right to receive, pursuant to the transaction agreement, the transaction consideration. Immediately after the first merger and as the final step in Expedia’s plan to acquire all of the outstanding HomeAway shares, Expedia intends to cause the surviving corporation to merge with and into Expedia, with Expedia surviving such second merger.

Unless subsequently extended, the offer is scheduled to expire at 12:00 midnight, Eastern Standard Time, at the end of December 14, 2015. As more fully set forth in the transaction agreement, the offer is conditioned upon, among other things, there having been validly tendered and not validly withdrawn a number of shares that, together with any shares directly or indirectly owned by Expedia and the Offeror, if any, represents at least a majority of the outstanding shares of HomeAway common stock.

After careful review, at a meeting held on November 4, 2015, the board of directors of HomeAway unanimously (i) determined that the terms of the transaction agreement and the terms of the offer, the mergers and the other transactions contemplated by the transaction agreement are fair to, and in the best interests of, HomeAway and its stockholders; (ii) determined that it is in the best interests of HomeAway and its stockholders to enter into, and declared advisable, the transaction agreement; (iii) approved the execution and delivery by HomeAway of the transaction agreement, the performance by HomeAway of its covenants and agreements contained in the transaction agreement and the consummation of the offer, the mergers and the other transactions contemplated by the transaction agreement, upon the terms and subject to the conditions, contained in the transaction agreement; and (iv) resolved to recommend that the holders of HomeAway shares accept the offer and tender their HomeAway shares to the Offeror pursuant to the offer.

Accordingly, and for the other reasons described in more detail in the enclosed copy of HomeAway’s solicitation/recommendation statement, the board of directors of HomeAway unanimously recommends that HomeAway stockholders accept the offer and tender their HomeAway shares to the Offeror pursuant to the offer.

The solicitation/recommendation statement contains additional information relating to the offer and the mergers, including a description of the reasons for the board of directors’ recommendations described above. Also enclosed are Expedia’s and Offeror’s Prospectus/Offer to Exchange, dated November 16, 2015, a letter of transmittal for use in exchanging your shares and other related documents. These documents set forth the terms and conditions of the offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.

On behalf of the board of directors, we thank you for your support.

Sincerely,

Brian H. Sharples

Chairman, President and Chief Executive Officer